U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Riggio,        Stephen
     (Last)         (First)        (Middle)


     Barnes & Noble, Inc.
     122 Fifth Avenue
     (Street)

     New York       New York       10011
     (City)         (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc.    Symbol=BKS

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year

     March 1998

5.   If Amendment, Date of Original (Month/Year)



6.   Relationship of Reporting Person to Issuer (Check all applicable)

     /X/  Director                           / /  10% Owner
     /X/  Officer (give title below)         / /  Other (Specify below)

     Vice Chairman

7.   Individual or Joint/Group Filing (Check applicable line)

     /X/  Form Filed by one Reporting Person
     / /  Form Filed by more than one Reporting Person

                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                      5. Amount of
                                                                                         Securi-
                                                                                         ties
                                          3. Trans-    4.  Securities Acquired (A)       Bene-        6. Owner-
                              2. Trans-      action        or Disposed of (D)            ficially        ship
                                 action      Code          (Instr. 3, 4 and 5)           Owned at        Form:         7. Nature of
                                 Date        (Instr.   ---------------------------       End of          Direct(D) or     Indirect
                                 Month/        9)                  (A)                   Month           Indirect         Beneficial
1.  Title of Security            Day/     -----  ---    Amount     or      Price         (Instr.         (I)              Ownership
    (Instr.3)                     Year)     Code   V                (D)                   3 and 4)        (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------    ------------    -------------    ------------

Common Stock, par value $.001     3/6/98     M          86,200(1)   A      $3.2075(1)
Common Stock, par value $.001     3/6/98     S           1,500      D     $36.250
Common Stock, par value $.001     3/6/98     S          10,000      D     $36.000
Common Stock, par value $.001     3/6/98     S           4,700      D     $36.438
Common Stock, par value $.001     3/6/98     S          70,500      D     $36.063
Common Stock, par value $.001     3/9/98     M          22,360(1)   A      $3.2075(1)
Common Stock, par value $.001     3/9/98     M           1,840(1)   A      $3.7665(1)
Common Stock, par value $.001     3/9/98     M           5,000(1)   A      $3.5840(1)
Common Stock, par value $.001     3/9/98     S           5,000      D     $35.875
Common Stock, par value $.001     3/9/98     S          10,000      D     $36.000
Common Stock, par value $.001     3/9/98     S           7,360      D     $36.125
Common Stock, par value $.001     3/9/98     S           1,840      D     $36.125
Common Stock, par value $.001     3/9/98     G     V     5,000      D     --
Common Stock, par value $.001    3/10/98     M          26,532(1)   A      $3.7665(1)
Common Stock, par value $.001    3/10/98     M          13,860(1)   A      $3.6205(1)
Common Stock, par value $.001    3/10/98     M          44,208(1)   A      $3.5840(1)
Common Stock, par value $.001    3/10/98     S          10,000      D     $36.000
Common Stock, par value $.001    3/10/98     S           1,532      D     $36.750
Common Stock, par value $.001    3/10/98     S          13,860      D     $36.750
Common Stock, par value $.001    3/10/98     S          10,284      D     $36.750
Common Stock, par value $.001    3/10/98     S          15,000      D     $36.250
Common Stock, par value $.001    3/10/98     S           9,324      D     $36.750
Common Stock, par value $.001    3/10/98     S          10,000      D     $36.875
Common Stock, par value $.001    3/10/98     S          14,600      D     $37.000           0


* If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Stock Option (Right to Buy)              $3.2075(1)     3/6/98      M                         86,200(1)    10/4/93      7/31/98
Stock Option (Right to Buy)              $3.2075(1)     3/9/98      M                         22,360(1)    10/4/93      7/31/98
Stock Option (Right to Buy)              $3.7665(1)     3/9/98      M                          1,840(1)    10/4/93      3/15/01
Stock Option (Right to Buy)              $3.5840(1)     3/9/98      M                          5,000(1)    10/4/93      3/15/03
Stock Option (Right to Buy)              $3.7665(1)    3/10/98      M                         26,532(1)    10/4/93      3/15/01
Stock Option (Right to Buy)              $3.6205(1)    3/10/98      M                         13,860(1)    10/4/93      3/15/02
Stock Option (Right to Buy)              $3.5840(1)    3/10/98      M                         44,208(1)    3/15/94      3/15/03
Stock Option (Right to Buy)              $34.75         3/3/98      A      V      22,949                     (2)        3/02/08

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Stock Option
 (Right to Buy)          Common Stock             86,200(1)
Stock Option
 (Right to Buy)          Common Stock             22,360(1)
Stock Option
 (Right to Buy)          Common Stock              1,840(1)
Stock Option
 (Right to Buy)          Common Stock              5,000(1)
Stock Option
 (Right to Buy)          Common Stock             26,532(1)
Stock Option
 (Right to Buy)          Common Stock             13,860(1)
Stock Option
 (Right to Buy)          Common Stock             44,208(1)
Stock Option
 (Right to Buy)          Common Stock             22,949                   2,176,191(3)      D



Explanation of Responses

(1) These options have been adjusted as a result of the two-for-one stock split effected by the Issuer on September 22, 1997. Prior to the split, and as originally reported, these options related to one-half of the specified shares at an exercise price of two times the specified exercise price.
(2) One-fourth of these options become exercisable on March 3 of each of the years 1999 through 2002.
(3) Represents the total number of stock options (right to buy) beneficially owned by the Reporting Person with respect to the Issuer's Common Stock, and reflects the two-for-one stock split effected by the Issuer on September 22, 1997.


By:  /s/ Stephen Riggio                     Date:     May 28, 1998
     -------------------------------                --------------------
     **Signature of Reporting Person

     Stephen Riggio

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.